UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG First Quarter Trading Statement 2003 Resolutions by the Ordinary General Meeting of Shareholders

Filed herewith are two press releases related to Syngenta AG. The full text of the press releases follows:
# # #

Media Release – Communiqué aux Médias – Medienmitteilung

First Quarter Trading Statement 2003

Basel, Switzerland, April 29, 2003
Sales in the first quarter of 2003 increased by 8% to $2 billion (2002: $1.84 billion), reflecting a positive impact from the further weakening of the dollar. At constant exchange rates sales were 1% lower.

In Crop Protection, sales at constant exchange rates were 2% lower. Regional performance for Europe, Africa and the Middle East was affected by competition in fungicides in France, while performance in Germany was stable. In NAFTA, sales advanced in both Canada and the USA, with notable progress across all product lines except non-selective herbicides. In Latin America there was a marked recovery in Brazil and ongoing growth in Argentina. Asian sales were impacted by a decline in South Korea.

Growth in new products contributed $116 million to sales, driven by CALLISTO®, which tripled, reflecting the success of new combinations and underpinning performance in the US selective herbicide market. In insecticides, ACTARA® and CRUISER® also registered strong progress. Range rationalization resulted in a negative sales impact of $20 million.

Seeds sales rose by 3% at constant exchange rates. Corn sales in the USA benefited from early spring shipments. Vegetables continued their strong growth in Europe and Flowers performed well in both NAFTA and Europe due to distribution chain improvements and new products.

For the full year sales are expected to benefit from ongoing recovery in Brazil and Argentina, as well as growth in new products. Cash flow generation will remain strong with improved business performance delivering increased EBITDA and significant earnings per share growth, notwithstanding the constraining effects of currency movements on the EBITDA margin.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Media Enquiries:	O’Patrick Wilson (Switzerland)	+41 61 323 2323
	Judith Auchard (UK)	+44 (0) 1483 260184
	Lori Captain (USA)	+ 1 (302) 425 2121

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – Q1 Trading Statement / Page 1 of 2

Unaudited First Quarter Product Line and Regional Sales

Syngenta	1st Quarter 2003 $m	1st Quarter 2002 $m	Actual(1) %	CER(1) %
Crop Protection	1570	1472	+ 7	- 2
Seeds	429	372	+ 15	+ 3

Total	1999	1844	+ 8	- 1

Crop Protection

Product line
Selective herbicides	565	534	+ 6	- 2
Non-selective herbicides	146	151	- 3	- 9
Fungicides	424	398	+ 7	- 6
Insecticides	218	194	+ 12	+ 4
Professional products	169	150	+ 12	+ 7
Others	48	45	+ 6	- 13

Total	1570	1472	+ 7	- 2

Regional
Europe, Africa and Middle East	670	609	+ 10	- 8
NAFTA	562	547	+ 3	+ 2
Latin America	110	96	+ 15	+ 15
Asia Pacific	228	220	+ 4	- 5

Total	1570	1472	+ 7	- 2

Seeds

Product line
Field Crops	274	240	+ 14	+ 2
Vegetables and Flowers	155	132	+ 18	+ 6

Total	429	372	+ 15	+ 3

Regional
Europe, Africa and Middle East	244	197	+ 24	+ 2
NAFTA	171	157	+ 9	+ 9
Latin America	2	6	- 72	- 72
Asia Pacific	12	12	+ 2	- 7

Total	429	372	+ 15	+ 3

(1) CER = constant exchange rate. Product line variances take into account minor reclassifications made in 2003.

Syngenta – Q1 Trading Statement / Page 2 of 2

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta holds Annual General Meeting

Basel, Switzerland, 29 April 2003 – At Syngenta’s second Annual General Meeting in Basel, Syngenta AG shareholders approved all the motions proposed by the Board of Directors. The 758 shareholders represented 29,636,200 voting shares or 26.33% of 112,564,584 total shares issued. The Annual General Meeting approved the Board’s proposal for a dividend payment of CHF 0.85 gross per share.

The Annual General Meeting approved the annual report, the annual financial statements and the consolidated financial statement for 2002. Peggy Bruzelius, Peter Doyle, Pierre Landolt and Pedro Reiser were each re-elected to the Board for a three-year term of office. Ernst & Young AG were appointed as auditors to Syngenta AG and as group auditors for the financial year 2003.

Heinz Imhof, Chairman of the Board said: “2002 was a successful year for Syngenta; the company maintained market share and achieved good results.” He added: “Syngenta increased profitability thanks to tight cost management; we achieved our scheduled cost synergies sooner than anticipated.” Michael Pragnell, Chief Executive Officer, said: “Our performance reinforces my confidence in Syngenta’s strong competitive platform to deliver increased shareholder value in 2003 and beyond.” Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these s tatements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

AGM Syngenta AG - 29 April 2003 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: April 29, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary